SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission file number:   0-29208

Arris Resources Inc. (formerly Bassett Ventures Inc.)

 (Translation of registrant’s name into English)

1250 West Hastings Street, Vancouver, BC  V6E 2M4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes            No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes            No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes     X       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-29208

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management Discussion and Analysis for the Year Ended December 31, 2007
99.2	Audited Annual Financial Statements for the Year Ended December 31, 2007
99.3	Form 52-109F1 - Certification of Annual Filings - CEO
99.4	Form 52-109F1 - Certification of Annual Filings - CFO
99.5	Notice of the Meeting and Record for April 18, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Arris Resources Inc.

(Registrant)

Date:   April 29, 2008

By:

         /s/ “Lucky Janda”

Lucky Janda, Director